Exhibit 99.1

Constellium Reports Second Quarter and First Half 2023 Results

Paris, July 26, 2023 – Constellium SE (NYSE: CSTM) today reported results for the second quarter ended June 30, 2023.

Second quarter 2023 highlights:

•	Shipments of 398 thousand metric tons, down 6% compared to Q2 2022

•	Revenue of €2.0 billion, down 14% compared to Q2 2022

•	Value-Added Revenue (VAR) of €785 million, up 11% compared to Q2 2022

•	Net income of €32 million compared to a net loss of €32 million in Q2 2022

•	Adjusted EBITDA of €209 million, up 5% compared to Q2 2022

•	Cash from Operations of €133 million and Free Cash Flow of €68 million

First half 2023 highlights:

•	Shipments of 787 thousand metric tons, down 5% compared to H1 2022

•	Revenue of €3.9 billion, down 8% compared to H1 2022

•	VAR of €1.5 billion, up 13% compared to H1 2022

•	Net income of €54 million compared to net income of €147 million in H1 2022

•	Adjusted EBITDA of €374 million, up 2% compared to H1 2022

•	Cash from Operations of €167 million and Free Cash Flow of €34 million

•	Net debt / LTM Adjusted EBITDA of 2.7x at June 30, 2023

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “I am very pleased with the results our team delivered in the second quarter, including record VAR and record Adjusted EBITDA. Demand remained strong across several end markets during the quarter, and our team continued to execute very well despite significant inflationary pressures. A&T reported record quarterly Adjusted EBITDA supported by continued strength in aerospace demand. The recovery in automotive continued with higher shipments in both rolled and extruded products. Packaging shipments were down in the quarter as demand remained below prior year levels, and we continued to experience weakness in most industrial markets, especially in Europe. Free Cash Flow generation in the second quarter was strong at €68 million and we reduced our leverage to 2.7x.”

“We announced in June and recently completed the redemption of $50 million of our 2026 Senior Notes, which further strengthens our balance sheet. Also, in July we announced the sale of our soft alloy extrusion business in Germany for a total cash consideration of €48.8 million,” Mr. Germain continued.

Mr. Germain concluded, “Based on our strong performance in the first half of this year and our current outlook for the second half, which assumes no major deterioration on the macroeconomic or geopolitical fronts, we are raising our guidance and now expect Adjusted EBITDA of €700 million to €720 million and Free Cash Flow in excess of €150 million in 2023. We also remain confident in our ability to deliver on our long-term target of Adjusted EBITDA over €800 million in 2025. Our focus is on executing our strategy, driving operational performance, generating Free Cash Flow, achieving our ESG objectives and increasing shareholder value.”

Group Summary

	Q2 2023	Q2 2022	Var.	YTD 2023	YTD 2022	Var.
Shipments (k metric tons)	398	424	(6)%	787	825	(5)%
Revenue (€ millions)	1,950	2,275	(14)%	3,906	4,254	(8)%
VAR (€ millions)	785	704	11%	1,539	1,356	13%
Net income (€ millions)	32	(32)	n.m.	54	147	n.m.
Adjusted EBITDA (€ millions)	209	198	5%	374	365	2%
Adjusted EBITDA per metric ton (€)	525	468	12%	476	443	7%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the second quarter of 2023, shipments of 398 thousand metric tons decreased 6% compared to the second quarter of last year due to lower shipments in the P&ARP and AS&I segments. Revenue of €2.0 billion decreased 14% compared to the second quarter of the prior year primarily due to lower shipments and lower metal prices, partially offset by improved price and mix. VAR of €785 million increased 11% compared to the second quarter of the prior year primarily due to improved price and mix, partially offset by lower shipments and unfavorable metal costs. Net income of €32 million increased €64 million compared to a net loss of €32 million in the second quarter of 2022. Adjusted EBITDA of €209 million increased 5% compared to the second quarter of last year due to stronger results in our A&T segment, partially offset by weaker results in our P&ARP and AS&I segments.

For the first half of 2023, shipments of 787 thousand metric tons decreased 5% compared to the first half of 2022 mostly due to lower shipments in the P&ARP segment. Revenue of €3.9 billion decreased 8% compared to the first half of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix. VAR of €1.5 billion increased 13% compared to the first half of 2022 primarily due to improved price and mix, partially offset by lower shipments and unfavorable metal costs. Net income of €54 million decreased €93 million compared to net income of €147 million in the first half of 2022. Adjusted EBITDA of €374 million increased 2% compared to the first half of 2022 as stronger results in our A&T segment were partially offset by weaker results in our P&ARP segment.

Results by Segment

Packaging & Automotive Rolled Products (P&ARP)

	Q2 2023	Q2 2022	Var.	YTD 2023	YTD 2022	Var.
Shipments (k metric tons)	272	292	(7)%	531	568	(7)%
Revenue (€ millions)	1,049	1,348	(22)%	2,079	2,516	(17)%
Adjusted EBITDA (€ millions)	79	95	(17)%	134	177	(24)%
Adjusted EBITDA per metric ton (€)	291	327	(11)%	253	312	(19)%

For the second quarter of 2023, Adjusted EBITDA decreased 17% compared to the second quarter of 2022 as a result of lower shipments and higher operating costs mainly due to inflation, operating challenges at our Muscle Shoals facility and unfavorable metal costs, partially offset by improved price and mix. Shipments of 272 thousand metric tons decreased 7% compared to the second quarter of the prior year due to lower shipments of packaging and specialty rolled products, partially offset by higher shipments of automotive rolled products. Revenue of €1.0 billion decreased 22% compared to the second quarter of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

For the first half of 2023, Adjusted EBITDA of €134 million decreased 24% compared to the first half of 2022 as a result of lower shipments and higher operating costs mainly due to inflation, operating challenges at our Muscle Shoals facility and unfavorable metal costs, partially offset by improved price and mix. Shipments of 531 thousand metric tons decreased 7% compared to the first half of 2022 due to lower shipments of packaging and specialty rolled products, partially offset by higher shipments of automotive rolled products. Revenue of €2.1 billion decreased 17% compared to the first half of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

Aerospace & Transportation (A&T)

	Q2 2023	Q2 2022	Var.	YTD 2023	YTD 2022	Var.
Shipments (k metric tons)	60	60	0%	118	115	2%
Revenue (€ millions)	464	461	1%	916	846	8%
Adjusted EBITDA (€ millions)	96	63	53%	169	116	46%
Adjusted EBITDA per metric ton (€)	1,613	1,056	53%	1,418	1,010	40%

For the second quarter of 2023, Adjusted EBITDA increased 53% compared to the second quarter of 2022 primarily due to improved price and mix, partially offset by higher operating costs mainly due to inflation and increased activity levels. Shipments of 60 thousand metric tons were stable compared to the second quarter of the prior year on higher shipments of aerospace rolled products offset by lower shipments of transportation, industry and defense (TID) rolled products. Revenue of €464 million was relatively stable compared to the second quarter of 2022 primarily due to improved price and mix mostly offset by lower metal prices.

For the first half of 2023, Adjusted EBITDA of €169 million increased 46% compared to the first half of 2022 primarily due to higher shipments and improved price and mix, partially offset by higher operating costs mainly due to inflation and increased activity levels. Shipments of 118 thousand metric tons increased 2% compared to the first half of 2022 on higher shipments of aerospace rolled products, partially offset by lower shipments of TID rolled products. Revenue of €916 million increased 8% compared to the first half of 2022 primarily due to higher shipments and improved price and mix, partially offset by lower metal prices.

Automotive Structures & Industry (AS&I)

	Q2 2023	Q2 2022	Var.	YTD 2023	YTD 2022	Var.
Shipments (k metric tons)	66	72	(8)%	138	142	(3)%
Revenue (€ millions)	443	501	(12)%	926	960	(4)%
Adjusted EBITDA (€ millions)	39	46	(15)%	82	83	(1)%
Adjusted EBITDA per metric ton (€)	597	641	(7)%	598	581	3%

For the second quarter of 2023, Adjusted EBITDA decreased 15% compared to the second quarter of 2022 primarily due to lower shipments and higher operating costs mainly due to inflation, partially offset by improved price and mix. Shipments of 66 thousand metric tons decreased 8% compared to the second quarter of the prior year due to lower other extruded product shipments, partially offset by higher shipments of automotive extruded products.

Revenue of €443 million decreased 12% compared to the second quarter of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

For the first half of 2023, Adjusted EBITDA of €82 million was relatively stable compared to the first half of 2022 primarily due to lower shipments and higher operating costs mainly due to inflation, mostly offset by improved price and mix. Shipments of 138 thousand metric tons decreased 3% compared to the first half of 2022 due to lower other extruded product shipments, partially offset by higher shipments of automotive extruded products. Revenue of €926 million decreased 4% compared to the first half of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

Net Income

For the second quarter of 2023, net income of €32 million compares to a net loss of €32 million in the second quarter of the prior year. The increase in net income is primarily related to favorable changes in gains and losses on derivatives mostly related to our hedging positions, partially offset by higher tax expense.

For the first half of 2023, net income of €54 million compares to net income of €147 million in the first half of the prior year. The decrease in net income is primarily related to lower gross profit and unfavorable changes in gains and losses on derivatives mostly related to our hedging positions, partially offset by lower tax expense.

Cash Flow

Free Cash Flow was €34 million in the first half of 2023 compared to €86 million in the first half of the prior year. The change was primarily due to increased capital expenditures and an unfavorable change in working capital, partially offset by lower cash taxes.

Cash flows from operating activities were €167 million for the first half of 2023 compared to cash flows from operating activities of €169 million in the first half of the prior year. Constellium decreased derecognized factored receivables by €2 million for the first half of 2023 compared to an increase of €10 million in the first half of the prior year.

Cash flows used in investing activities were €133 million for the first half of 2023 compared to cash flows used in investing activities of €83 million in the first half of the prior year.

Cash flows used in financing activities were €19 million for the first half of 2023 compared to cash flows used in financing activities of €79 million in the first half of the prior year. In the first half of 2022, Constellium drew on the Pan-U.S. ABL due 2026 and used the proceeds and cash on the balance sheet to repay the €180 million PGE French Facility due 2022 and the CHF 15 million Swiss Facility due 2025.

Liquidity and Net Debt

Liquidity at June 30, 2023 was €752 million, comprised of €178 million of cash and cash equivalents and €574 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,850 million at June 30, 2023 compared to €1,891 million at December 31, 2022.

Outlook

Based on our current outlook, we expect Adjusted EBITDA in the range of €700 million to €720 and Free Cash Flow in excess of €150 million in 2023.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

Recent Developments

On July 17, 2023, Constellium SE signed a binding agreement for the sale of Constellium Extrusions Deutschland GmbH for a total cash consideration of €48.8 million.

On July 20, 2023, Constellium SE redeemed $50 million of the $300 million outstanding aggregate principal amount of its 5.875% Senior Notes due 2026.

Ingrid Joerg has been appointed Executive Vice President & Chief Operating Officer (COO) effective September 1, 2023. As COO of the Company, Ms. Joerg will operationally head Constellium’s three business units, driving sustainable growth, operational efficiencies and world class safety performance. Ms. Joerg has served as the President of Constellium’s A&T business unit since June 2015. Mr. Germain said, “I am very pleased to announce that I have appointed Ingrid to this new and exciting role, which will allow us to continue to strengthen our organizational structure and focus. In her new role, Ingrid will continue to work closely with me in the coming years to drive further value creation for the Company.”

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to,

“believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the Russian war on Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value-added aluminium products for a broad scope of markets and applications, including packaging, automotive and aerospace. Constellium generated €8.1 billion of revenue in 2022.

Constellium’s earnings materials for the second quarter ended June 30, 2023 are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022
Revenue	1,950	2,275	3,906	4,254
Cost of sales	(1,737)	(2,060)	(3,532)	(3,822)

Gross profit	213	215	374	432

Selling and administrative expenses	(80)	(75)	(151)	(143)
Research and development expenses	(13)	(10)	(26)	(21)
Other gains and losses - net	(41)	(134)	(56)	(24)

Income / (loss) from operations	79	(4)	141	244

Finance costs - net	(35)	(32)	(70)	(62)

Income / (loss) before tax	44	(36)	71	182

Income tax (expense) / benefit	(12)	4	(17)	(35)

Net income / (loss)	32	(32)	54	147

Net income / (loss) attributable to:
Equity holders of Constellium	31	(34)	51	143
Non-controlling interests	1	2	3	4

Net income / (loss)	32	(32)	54	147

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	0.21	(0.24)	0.35	1.00
Diluted	0.21	(0.24)	0.34	0.97
Weighted average number of shares, (in thousands)
Basic	146,543	144,186	145,429	142,939
Diluted	148,191	144,186	148,191	147,184

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022
Net income / (loss)	32	(32)	54	147

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	5	79	4	155
Income tax on remeasurement on post-employment benefit obligations	(3)	(17)	(2)	(30)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	1	(13)	4	(15)
Income tax on cash flow hedges	—	3	(1)	4
Currency translation differences	—	31	(13)	42

Other comprehensive income / (loss)	3	83	(8)	156

Total comprehensive income	35	51	46	303

Attributable to:
Equity holders of Constellium	34	49	44	299
Non-controlling interests	1	2	2	4

Total comprehensive income	35	51	46	303

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At June 30, 2023	At December 31, 2022
Assets Current assets
Cash and cash equivalents	178	166
Trade receivables and other	765	539
Inventories	1,149	1,320
Other financial assets	22	31

	2,114	2,056

Non-current assets
Property, plant and equipment	1,993	2,017
Goodwill	470	478
Intangible assets	50	54
Deferred tax assets	238	271
Trade receivables and other	35	43
Other financial assets	4	8

	2,790	2,871

Assets of disposal group classified as held for sale	45	14

Total Assets	4,949	4,941

Liabilities
Current liabilities
Trade payables and other	1,461	1,467
Borrowings	197	148
Other financial liabilities	54	41
Income tax payable	18	16
Provisions	20	21

	1,750	1,693

Non-current liabilities
Trade payables and other	52	43
Borrowings	1,831	1,908
Other financial liabilities	11	14
Pension and other post-employment benefit obligations	393	403
Provisions	89	90
Deferred tax liabilities	4	28

	2,380	2,486

Liabilities of disposal group classified as held for sale	13	10

Total Liabilities	4,143	4,189

Equity
Share capital	3	3
Share premium	420	420
Retained earnings and other reserves	362	308

Equity attributable to equity holders of Constellium	785	731
Non-controlling interests	21	21

Total Equity	806	752

Total Equity and Liabilities	4,949	4,941

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measure ment	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
At January 1, 2023	3	420	28	(10)	41	101	148	731	21	752
Net income	—	—	—	—	—	—	51	51	3	54
Other comprehensive income / (loss)	—	—	2	3	(12)	—	—	(7)	(1)	(8)

Total comprehensive income / (loss)	—	—	2	3	(12)	—	51	44	2	46

Share-based compensation	—	—	—	—	—	10	—	10	—	10
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At June 30, 2023	3	420	30	(7)	29	111	199	785	21	806

(in millions of Euros)	Share capital	Share premium	Re- measure ment	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained (deficit) / earnings	Total	Non- controlling interests	Total equity
At January 1, 2022	3	420	(94)	(4)	19	83	(153)	274	17	291
Net income	—	—	—	—	—	—	143	143	4	147
Other comprehensive income / (loss)	—	—	125	(11)	42	—	—	156	—	156

Total comprehensive income / (loss)	—	—	125	(11)	42	—	143	299	4	303

Share-based compensation	—	—	—	—	—	9	—	9	—	9
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At June 30, 2022	3	420	31	(15)	61	92	(10)	582	21	603

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022
Net income / (loss)	32	(32)	54	147
Adjustments
Depreciation and amortization	72	70	144	136
Pension and other post-employment benefits service costs	5	6	11	11
Finance costs - net	35	32	70	62
Income tax expense / (benefit)	12	(4)	17	35
Unrealized losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	20	143	28	85
Losses on disposal	—	—	6	1
Other - net	7	4	10	8
Change in working capital
Inventories	72	—	150	(256)
Trade receivables	(7)	(77)	(224)	(287)
Trade payables	(98)	5	(14)	325
Other	23	20	6	4
Change in provisions	(1)	(2)	(2)	(4)
Pension and other post-employment benefits paid	(9)	(10)	(19)	(21)
Interest paid	(29)	(25)	(63)	(54)
Income tax paid	(1)	(19)	(7)	(23)

Net cash flows from operating activities	133	111	167	169

Purchases of property, plant and equipment	(65)	(51)	(134)	(84)
Property, plant and equipment grants received	—	—	1	1

Net cash flows used in investing activities	(65)	(51)	(133)	(83)

Repayments of long-term borrowings	(2)	(183)	(5)	(186)
Net change in revolving credit facilities and short-term borrowings	(66)	124	7	124
Lease repayments	(9)	(9)	(16)	(20)
Transactions with non-controlling interests	(3)	(2)	(3)	(2)
Other financing activities	—	5	(2)	5

Net cash flows used in financing activities	(80)	(65)	(19)	(79)

Net (decrease) / increase in cash and cash equivalent	(12)	(5)	15	7
Cash and cash equivalents - beginning of period	193	160	166	147
Transfer of cash and cash equivalents classified from / (to) assets classified as held for sale	(2)	—	(1)	—
Effect of exchange rate changes on cash and cash equivalents	(1)	1	(2)	2

Cash and cash equivalents - end of period	178	156	178	156

SEGMENT ADJUSTED EBITDA

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022
P&ARP	79	95	134	177
A&T	96	63	169	116
AS&I	39	46	82	83
Holdings and Corporate	(5)	(6)	(11)	(11)

Total	209	198	374	365

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended June 30,		Six months ended June 30,
(in k metric tons)	2023	2022	2023	2022
Packaging rolled products	194	221	377	427
Automotive rolled products	71	61	141	120
Specialty and other thin-rolled products	7	10	13	21
Aerospace rolled products	26	20	51	36
Transportation, industry, defense and other rolled products	34	40	67	79
Automotive extruded products	32	30	66	60
Other extruded products	34	42	72	82

Total shipments	398	424	787	825

(in millions of Euros)
Packaging rolled products	699	985	1,384	1,837
Automotive rolled products	312	308	616	571
Specialty and other thin-rolled products	38	55	79	108
Aerospace rolled products	271	183	524	326
Transportation, industry, defense and other rolled products	192	278	391	520
Automotive extruded products	250	247	510	473
Other extruded products	193	254	416	487
Other and inter-segment eliminations	(5)	(35)	(14)	(68)

Total revenue	1,950	2,275	3,906	4,254

NON-GAAP MEASURES

Reconciliation of Revenue to VAR (a non-GAAP measure)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022
Revenue	1,950	2,275	3,906	4,254
Hedged cost of alloyed metal	(1,188)	(1,550)	(2,398)	(2,777)
Revenue from incidental activities	(7)	(5)	(14)	(11)
Metal price lag	30	(16)	45	(110)

VAR	785	704	1,539	1,356

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022
Net income / (loss)	32	(32)	54	147
Income tax expense / (benefit)	12	(4)	17	35

Income / (loss) before tax	44	(36)	71	182
Finance costs - net	35	32	70	62

Income / (loss) from operations	79	(4)	141	244
Depreciation and amortization	72	70	144	136
Unrealized losses on derivatives	20	141	28	84
Unrealized exchange losses from the remeasurement of monetary assets and	1	2	—	1
liabilities - net
Share based compensation costs	7	5	10	9
Metal price lag (A)	30	(16)	45	(110)
Losses on disposal	—	—	6	1

Adjusted EBITDA	209	198	374	365

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022
Net cash flows from operating activities	133	111	167	169
Purchases of property, plant and equipment, net of grants received	(65)	(51)	(133)	(83)

Free Cash Flow	68	60	34	86

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At June 30, 2023	At December 31, 2022
Borrowings	2,028	2,056
Fair value of net debt derivatives, net of margin calls	—	1
Cash and cash equivalents	(178)	(166)

Net debt	1,850	1,891

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non- GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

Value-Added Revenue (“VAR”) is defined as revenue, excluding revenue from incidental activities, minus cost of metal which includes, cost of aluminium adjusted for metal lag, cost of other alloying metals, freight out costs, and realized gains and losses from hedging. Management believes that VAR is a useful measure of our activity as it eliminates the impact of metal costs from our revenue and reflects the value-added elements of our activity. VAR eliminates the impact of metal price fluctuations which are not under our control and which we generally pass-through to our customers and facilitates comparisons from period to period. VAR is not a presentation made in accordance with IFRS and should not be considered as an alternative to revenue determined in accordance with IFRS.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, net of grants received. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.